The information in this free writing prospectus is not complete and may be changed.

This Free Writing Prospectus Is Subject to Completion

Free Writing Prospectus

(To Prospectus dated February 10, 2009 and

Filed Pursuant to Rule 433

Registration No. 333-145845

February 24, 2009

US$[ ]

[CALLABLE] FLOATING RATE NOTES DUE [ ]

Principal Amount:

US$

Issuer:

Barclays Bank PLC

(Rated AA-/Aa3)

Issue Price:

Series:

Medium-Term Notes, Series A

Principal Protection Percentage: 100% Original Issue Date:

Original Trade Date: Maturity Date:

[ ] , subject to Redemption at the Option of the Company (as set forth below).

CUSIP: Denominations:

Minimum denominations of US$[ ] and integral multiples of US$[ ] thereafter.

Business Day: Business Day Convention:

Following

Modified Following

Preceding

Adjusted or 1 Unadjusted

Interest Rate Type (see Interest Rate Formula below): Day Count Convention:

Fixed Rate

Regular Floating Rate

Inverse Floating Rate (see page S-37 of the prospectus supplement for a description of inverse floating rate Notes)

Other (see description in this free writing prospectus)

Actual/360

30/360

Actual/Actual

Actual/365

NL/365

30/365

Actual/366

Actual/252 or Business Days/252

Reference Asset/Reference Rate:

CD Rate

CMS Rate

CMT Rate (Reuters Screen FRBCMT Page)

Commercial Paper Rate

Eleventh District Cost of Funds Rate

Federal Funds (Effective) Rate

Federal Funds (Open) Rate

EURIBOR

LIBOR

Designated LIBOR Page: Reuters:

Prime Rate

Treasury Rate

Consumer Price Index (the “CPI”)

Reference Month:

Other (see description in this free writing prospectus)

Spread: Maximum Interest Rate:

Multiplier: Minimum Interest Rate:

[ ] (no less than 0.00%).

Initial Interest Rate:

Interest Rate Formula:

[For each Interest Period commencing on or after the Original Issue Date to but excluding [ ]: the Initial Interest Rate]

For each Interest Period [commencing on or after [ ]], the interest rate per annum will be equal to CPI Performance multiplied by or plus % per annum, subject to the Minimum Interest Rate.

Interest Payment Dates:

Monthly, Quarterly, Semi-Annually, Annually,

payable in arrears on [ ], commencing on [ ] and ending on the Maturity Date or the Early Redemption Date, if applicable.

The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A. For further information regarding the ratings assigned to the Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

At least 366 calendar days after the Original Issue Date.

As defined in the prospectus supplement. For a description of the calculation of CPI Performance, see “Hypothetical Interest Rate and Interest Payment Calculations” below.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Reset Date for that Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates:

For each Interest Period, the Interest Payment Date for the immediately preceding Interest Period (or for the initial Interest Period, the Original Issue Date).

[Redemption at the Option of the Company:

We may redeem your Notes, in whole [or in part], at the Redemption Price set forth below, on [any] [the] Interest Payment Date commencing on [ ], provided we give at least [ ] business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.]

[Redemption Price:

Body text;If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as the percentage of the principal amount of the Notes set forth in the schedule below, together with any accrued and unpaid interest to but excluding the Early Redemption Date:]

Early Redemption Date

Early Redemption Price

[ ][ ]%[ ][ ]%[ ][ ]%

Settlement:

DTC; Book-entry; Transferable.

Listing:

The Notes will be not listed on any U.S. securities exchange or quotation system.

Calculation Agent:

Barclays Bank PLC

Price to Public *

Agent’s Commission

Proceeds to Barclays Bank PLC

Per Note

%

%

%*

Total

$

$

$

* Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA– by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa3 by Moody’s Investor Services, Inc. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa3 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Reference Rate / Interest Payment Risk—The amount of interest payable on the Notes (after any initial Interest Periods for which the Initial Interest Rate is payable) is linked to the CPI Performance, which for each Interest Payment Date is equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the stated calendar month prior to the month of the relevant Interest Payment Date (the “Reference Month”), as described in the prospectus supplement. For example, if the Reference Month is specified as the third calendar month prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in June of any year, the Reference Month would be March, and the amount of interest paid on the Interest Payment Date in June would be calculated using a CPI Performance that reflects the annual percentage change in the CPI from the March of the prior year to March of the year in which the Interest Payment Date occurs. Because the variable rate paid on the Notes is linked to the CPI Performance, if the CPI decreases, does not increase, or increases only minimally, the amount of interest for any Interest Payment Date may be lower than for any prior Interest Payment Date and could be no more than the specified Minimum Interest Rate (which may be zero); as a result, the effective interest rate on the Notes and the value of the Notes may be less than the rate on debt securities with the same maturity issued by us or an issuer with a comparable security rating. In addition, you are assuming the risk that the Bureau of Labor Statistics may change the way in which the CPI is calculated, which changes may impact the CPI Performance used to calculate interest for the Notes and could result in lower or no interest payments.

•

Issuer Credit Risk—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date (or Early Redemption Date, if applicable), regardless of the performance of the Reference Rate. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is

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likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Rate;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after any initial Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Period.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate CPI Performance for the applicable Interest Payment Date.

As described in the prospectus supplement, for any applicable Interest Payment Date, CPI Performance is equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the stated calendar month prior to the month of the relevant Interest Payment Date (the Reference Month).

Stated mathematically, CPI Performance will be calculated as follows:

CPI Performance =	CPIF – CPII
CPII

where,

CPIF = the CPI level for the applicable Reference Month; and

CPII = the CPI level for the month one year prior to the applicable Reference Month.

For example, if the Reference Month is specified as the third calendar month prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in June 2009, the applicable Reference Month would be March 2009, and CPI Performance would equal the annual percentage change in the CPI from the March 2008 to March 2009. Similarly, for an Interest Payment Date in March 2009, the applicable Reference Month would be December 2008, and CPI Performance would equal the annual percentage change in the CPI from the December 2007 to December 2008.

The following two examples illustrate how a hypothetical CPI Performance would be calculated for an Interest Payment Date in November 2009, assuming a Reference Month that is the third month prior, in this case August 2009:

Example 1: Assuming a hypothetical CPI level of 204 for August 2008 and 208 for August 2009, CPI Performance for November 2009 would be 1.96%, calculated as follows:

208 –204	= 1.96%
204

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Example 2: Assuming a hypothetical CPI level of 204 for August 2008 and 199 for August 2009, CPI Performance for November 2009 would be –2.45%, calculated as follows:

199 – 204	= –2.45%
204

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

The per annum interest rate for any applicable Interest Payment Date payable equals CPI Performance, determined as described above, either (i) multiplied by a multiplier, or (ii) plus a spread.

In each case, the applicable per annum interest rate for any Interest Payment Date will not be less than any specified Minimum Interest Rate (which may be as low as 0.00%) and no more than any specified Maximum Interest Rate. If the Minimum Interest Rate is specified as 0.00%, you will not receive an interest payment on an Interest Payment Date for which the annual interest rate calculated per the above is zero or negative. If a Maximum Interest Rate is specified for the Notes and the per annum interest rate for an Interest Payment calculated per the above is greater than that Maximum Interest Rate, your interest payment for that Interest Payment Date will be determined using the Maximum Interest Rate.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction, calculated on a 30/360 basis. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. If the per annum interest rate for any Interest Payment Date, calculated as described above, is zero or negative, and assuming that the Minimum Interest Rate on the Notes is 0. 00%, you will not receive an interest payment on that Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date or Interest Reset Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period for which interest is linked to CPI Performance, under different CPI level and CPI Performance scenarios, including for Notes where interest would be determined using CPI Performance multiplied by a multiplier or CPI Performance plus a spread. For purposes of these examples, we have assumed that a CPI level of 208 for the month one year prior to the Reference Month for the relevant Interest Payment Date. We have also assumed that the Notes have a Minimum Interest Rate of 0.00% per annum, a Maximum Interest Rate of 7.50% per annum, and either a spread of 1.84% or a multiplier of 1.50. We have further assumed that the Notes have quarterly Interest Payment Dates, such that the applicable day count fraction for the applicable quarterly interest (calculated using a 30/360 day count basis) will be 90/360.

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or any future CPI or CPI performance. The specific terms for each issuance of Notes will be determined at the time such Notes are priced. Numbers in the table below have been rounded for ease of analysis.

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CPI Level for the relevant Reference Month	CPI Performance	Interest Rate per annum (Spread)[1]	Effective Interest Rate (Spread)[5]	Interest Payment Amount per $1,000 Note (Spread)[6]	Interest Rate per annum (Multiplier)[2]	Effective Interest Rate (Multiplier)[5]	Interest Payment Amount per $1,000 Note (Multiplier)[6]
198	–4.81%	0.00%[3]	0.00%	$0.00	0.00%[3]	0.00%	$0.00
200	–3.85%	0.00%[3]	0.00%	$0.00	0.00%[3]	0.00%	$0.00
204	–1.92%	0.00%[3]	0.00%	$0.00	0.00%[3]	0.00%	$0.00
206	–0.96%	0.88%	0.22%	$2.20	0.00%[3]	0.00%	$0.00
208	0.00%	1.84%	0.46%	$4.60	0.00%	0.00%	$0.00
210	0.48%	2.32%	0.58%	$5.80	0.72%	0.18%	$1.80
212	1.92%	3.76%	0.94%	$9.40	2.88%	0.72%	$7.20
214	2.88%	4.72%	1.18%	$11.80	4.32%	1.08%	$10.80
216	3.85%	5.69%	1.42%	$14.20	5.78%	1.45%	$14.50
218	4.81%	6.65%	1.66%	$16.60	7.22%	1.81%	$18.10
220	5.77%	7.50%[4]	1.88%	$18.80	7.50%[4]	1.88%	$18.80
222	6.73%	7.50%[4]	1.88%	$18.80	7.50%[4]	1.88%	$18.80

1.	Interest rate per annum = CPI Performance + the Spread (1.84%).
2.	Interest Rate per annum = CPI Performance x the Multiplier (1.50).
3.	Where the per annum interest rate, calculated as either (a) CPI Performance + the Spread or (b) CPI Performance x the Multiplier, is less than the Minimum Interest Rate of 0.00%, the per annum interest rate is set equal to the Minimum Interest Rate.
4.	Where the per annum interest rate, calculated as either (a) CPI Performance + the Spread or (b) CPI Performance x the Multiplier, is greater than the Maximum Interest Rate of 7.50%, the per annum interest rate is set equal to the Maximum Interest Rate.
5.	Effective interest rate equals the interest rate per annum multiplied by the day count (90/360).
6.	Interest payment amount equals the principal amount times the effective interest rate.

Example 1: If CPI Performance for the relevant Interest Payment Date is equal to 1.92%, the applicable per annum interest rate for that Interest Payment Date would be 3.76% for Notes where the interest rate is equal to CPI Performance + the Spread (1.92% + 1.84%), or 2.88% where the interest rate is equal to CPI Performance x the Multiplier (1.92% x 1.50).

Based on the per annum interest rates determined per the above, you would receive an interest payment of either $9.40 (for Notes paying CPI Performance + the Spread) or $7.20 (for Notes paying CPI Performance x the Multiplier) per $1,000 Note on the Interest Payment Date, calculated as follows:

For Notes paying CPI Performance + the Spread:

Effective Interest Rate = 3.76% x (90/360) = 0.94%

Interest Payment = $1,000 x 0.94% = $9.40

For Notes paying CPI Performance x the Multiplier:

Effective Interest Rate = 2.88% x (90/360) = 0.72%

Interest Payment = $1,000 x 0.72% = $7.20

Example 2: If CPI Performance for the relevant Interest Payment Date is equal to –3.85%, the applicable per annum interest rate for that Interest Payment Date would be –2.01% for Notes where the interest rate is equal to CPI Performance + the Spread (–3.85% + 1.84%), or –5.78% where the interest rate is equal to CPI Performance x the Multiplier (–3.85% x 1.50). Since in both cases the per annum interest rate so determined is less than the specified Minimum Interest Rate of 0.00%, the applicable per annum interest rate would be set equal to the Minimum Interest Rate of 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If CPI Performance for the relevant Interest Payment Date is equal to 5.77%, the applicable per annum interest rate for that Interest Payment Date would be 7.61% for Notes where the interest rate is equal to CPI Performance + the Spread (5.77% + 1.84%), or 8.66% where the interest rate is equal to CPI Performance x the Multiplier (5.77% x 1.50). Since in both cases the per annum interest rate so determined is greater than the specified Maximum Interest Rate

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of 7.50%, the applicable per annum interest rate in both cases would be set equal to the Maximum Interest Rate of 7.50%, and you would receive an interest payment $18.80 on the related quarterly Interest Payment Date, calculate as follows:

Effective Interest Rate = 7.50% x (90/360) = 1.88%

Interest Payment = $1,000 x 1.88% = $18.80

HISTORICAL REFERENCE RATE INFORMATION

The following table sets forth historical CPI levels and CPI growth for the months indicated in 2004 through 2008, and for January 2009. Historical CPI levels and growth should not be taken as an indication of future levels or percentage increases or decreases of the Reference Rate, and no assurance can be given that the Reference Rate will increase sufficiently to cause the holders of Notes to receive interest payments on each or any Interest Payment Date.

	2004		2005		2006		2007		2008		2009
	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*
January	185.2	1.93%	190.7	2.97%	198.3	3.99%	202.416	2.08%	211.080	4.28%	211.143	0.03%
February	186.2	1.69%	191.8	3.01%	198.7	3.60%	203.499	2.42%	211.693	4.03%	—	—
March	187.4	1.74%	193.3	3.15%	199.8	3.36%	205.352	2.78%	213.528	3.98%	—	—
April	188.0	2.29%	194.6	3.51%	201.5	3.55%	206.686	2.57%	214.823	3.94%	—	—
May	189.1	3.05%	194.4	2.80%	202.5	4.17%	207.949	2.69%	216.632	4.18%	—	—
June	189.7	3.27%	194.5	2.53%	202.9	4.32%	208.352	2.69%	218.815	5.02%	—	—
July	189.4	2.99%	195.4	3.17%	203.5	4.15%	208.299	2.36%	219.964	5.60%	—	—
August	189.5	2.65%	196.4	3.64%	203.9	3.82%	207.917	1.97%	219.086	5.37%	—	—
September	189.9	2.54%	198.8	4.69%	202.9	2.06%	208.490	2.76%	218.783	4.94%	—	—
October	190.9	3.19%	199.2	4.35%	201.8	1.31%	208.936	3.54%	216.573	3.66%	—	—
November	191.0	3.52%	197.6	3.46%	201.5	1.97%	210.177	4.31%	212.425	1.07%	—	—
December	190.3	3.26%	196.8	3.42%	201.8	2.54%	210.036	4.08%	210.228	0.09%	—	—

*	“Growth” means the annual percentage change in the level of the CPI (that is, for CPI in any month of any year, the percentage change relative to the same month in the preceding year).

Source: Bureau of Labor Statistics website.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent this discussion is inconsistent therewith. The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

If the Notes are as described under the heading “—Variable Rate Debt Instrument” below, then we intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. If the Notes are treated as variable rate debt instruments, they may be issued with original issue discount as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” and “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. For purposes of obtaining the issue price of the Notes to determine whether the Notes were issued with original issue discount, you may call Director—Structuring, Investors Solutions Americas at (212) 412-1101. In addition, if the Notes are variable rate debt instruments and you purchase your Note at a discount or premium to its adjusted issue price as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” in the prospectus supplement, you should consider the rules described in that section.

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If the Notes are not as described under the heading “—Variable Rate Debt Instrument” below, and have a term in excess of one year, then we intend to treat the Notes as “contingent payment debt instruments” subject to taxation as described under “—Contingent Payment Debt Instruments” below and under the “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Variable Rate Debt Instruments

In general, a Note will be treated as a variable rate debt instrument if: the issue price of the Note (as described below) does not exceed the total amount of noncontingent principal payments on the Note by more than the product of the principal payments and the lesser of (i) 15 percent or (ii) the product of 1.5 percent and the number of complete years of the Note’s term (or its weighted average maturity in the case of a Note that is an installment obligation), and the Note does not provide for any stated interest other than stated interest paid or compounded at least annually at a qualifying variable rate which is (i) one or more “qualified floating rates,” (ii) a single fixed rate and one or more qualified floating rates, (iii) a “single objective rate,” or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate” (each as described below).

The issue price of Notes generally is the first price at which a substantial amount of the Notes is sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), excluding pre-issuance accrued interest. In general, a qualified floating rate is a variable rate whose variations can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated and is set at a “current rate.” A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day.

A multiple of a qualified floating rate is generally not a qualified floating rate unless it is either:

•	a product of a qualified rate times a fixed multiple greater than 0.65 but not more than 1.35, or

•	a multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate.

Certain combinations of rates are treated as a single qualified floating rate, including (i) interest stated at a fixed rate for an initial period of one year or less followed by a qualified floating rate if the value of the floating rate at the issue date is intended to approximate the fixed rate, and (ii) two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Note. A combination of these rates is generally treated as a single qualified floating rate if the values of all rates on the issue date are within 0.25 percentage points of each other. A variable rate that is subject to an interest rate cap, floor or similar restriction on rate adjustment is treated as a qualified floating rate only if the restriction is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction.

An objective rate is, in general, a rate (other than a qualified floating rate) that is determined using a single fixed formula and that is based on objective financial or economic information (other than a rate based on information that is within the issuer’s control (or the control of a party that is related to the Issuer) or that is unique to the issuer’s circumstances (or those of a related party)). An objective rate must be set at a current value of that rate. A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day. The U.S. Internal Revenue Service may designate other variable rates that will be treated as objective rates. However, a variable rate is not an objective rate if it is reasonably expected that the average value of the rate during the first half of the Note’s term will differ significantly from the average value of such rate during the final half of its term. A combination of a fixed rate of stated interest for an initial period of one year or less followed by an objective rate is treated as a single objective rate if the value of the objective rate at the issue date is intended to approximate the fixed rate; such a combination of rates is generally treated as a single objective rate if the objective rate on the issue date does not differ from the fixed rate by more than 0.25 percent. An objective rate is, in general, a qualified inverse floating rate if it is equal to a fixed rate reduced by a qualified floating rate, the variations in which can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate (disregarding any interest rate cap, floor, or similar restriction on rate adjustment that is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction).

Contingent Payment Debt Instruments

If the Notes are contingent payment debt instruments, you may obtain the comparable yield and the projected payment schedule by requesting them from Director—Structuring, Investor Solutions Americas, at (212) 412-1101. The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

FWP–6

SUPPLEMENTAL PLAN OF DISTRIBUTION

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

FWP–7

US$

BARCLAYS BANK PLC

[CALLABLE] FLOATING RATE NOTES DUE

LINKED TO CHANGES IN THE CONSUMER PRICE INDEX

MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED FEBRUARY 10, 2009)